Exhibit 99.1

Mobileye Announces First Quarter 2016 Financial Results

First Quarter 2016 Highlights:

•	Total revenue of $75.2 million
•	Non-GAAP Net Income of $35.0 million
•	Non-GAAP fully diluted EPS of $0.15
•	Generated $30.4 million in free cash flow

JERUSALEM, Israel – May 5, 2016 – (NYSE: MBLY) – Mobileye N.V., the global leader in Advanced Driver Assistance Systems and autonomous driving technologies, today announced financial results for the quarter ended March 31, 2016.

“Our first quarter results highlight consistently solid performance on the current business and continued investment into recently-announced innovative technologies,” stated Ziv Aviram, Co-Founder, President and Chief Executive Officer of Mobileye. “Our EyeQ4 chip is achieving excellent performance ahead of its official launch on already sourced programs for 2018, while we are in advanced development of our fifth generation EyeQ chip planned to be launched in 2020, an accelerated upgrade cycle. We expect to expand REM mapping technology to more OEMs and are forming new partnerships to introduce fully autonomous driving capabilities on the roads. Mobileye’s commitment to innovation and its ability to develop and introduce best-in class technologies, both hardware and software, position us to play a major role in ADAS and autonomous driving.”

First Quarter 2016 Financial Highlights

•	Revenue: Total revenue for the first quarter of 2016 was $75.2 million, compared to $45.6 million in the prior-year period. Within total revenue, original equipment manufacturing (OEM) revenue was $61.4 million, compared to $36.6 million in the prior-year period. EyeQ chip volume increased 62% year-over-year to 1,322 thousand EyeQ units, compared to 817 thousand units in the prior-year period. The EyeQ Average Selling Price (ASP) per unit for the first quarter of 2016 was $44.2, up from $43.7 during the same period last year. After market (AM) revenue contributed the remaining $13.8 million of total revenue for the first quarter of 2016 compared to $9.0 million in the prior-year period.

•	Net Income and Earnings per Share: GAAP net income for the first quarter of 2016 was $21.9 million, or $0.09 per diluted share. This compares to GAAP net income of $10.1 million, or $0.04 per diluted share for the first quarter of 2015. GAAP results include share-based compensation expense of $13.1 million for the first quarter of 2016 compared to $8.1 million for the first quarter of 2015.

Non-GAAP net income for the first quarter of 2016 was $35.0 million, or $0.15 per share, based on 236.9 million weighted average diluted shares outstanding. This compares to non-GAAP net income of $18.2 million, or $0.08 per share, based on 237.0 million

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weighted average diluted shares outstanding during the first quarter of 2015. Non-GAAP net income excludes share-based compensation expense.

•	Cash and Cash Flow: At March 31, 2016, Mobileye had cash, cash equivalents, restricted cash and marketable securities of $510.2 million, compared to $476.1 million at December 31, 2015.

The company generated $32.5 million in net cash from operating activities for the first quarter of 2016 compared to $21.5 million for the first quarter of 2015. The company generated $30.4 million in free cash flow for the 2016 first quarter compared to $18.8 million for the comparable 2015 quarter. Free cash flow represents net cash provided by operating activities minus capital expenditures.

Quarterly Conference Call

Mobileye will host a conference call at 8:00 a.m. Eastern Time (U.S. time) today (Thursday, May 5, 2016) to review the company’s financial results for the first quarter ended March 31, 2016. A live Webcast of the conference call will be accessible from the Investor Relations section of Mobileye’s website at http://ir.mobileye.com. An archive of the Webcast will be available through August 3, 2016.

A reconciliation of the non-GAAP financial measures to GAAP measures has been provided in the financial tables included in this press release. An explanation of the non-GAAP financial measures and how they are calculated is included below under the heading “Non-GAAP Financial Measures.”

About Mobileye

Mobileye N.V. is the global leader in the development of computer vision and machine learning, data analysis, localization and mapping for Advanced Driver Assistance Systems and autonomous driving. The Company’s technology keeps passengers safer on the roads, reduces the risks of traffic accidents, saves lives and has the potential to revolutionize the driving experience by enabling autonomous driving. The Company’s proprietary software algorithms and EyeQ® chips perform detailed interpretations of the visual field in order to anticipate possible collisions with other vehicles, pedestrians, cyclists, animals, debris and other obstacles. The Company’s products are also able to detect roadway markings such as lanes, road boundaries, barriers and similar items; identify and read traffic signs, directional signs and traffic lights; create a Roadbook™ of localized drivable paths and visual landmarks using REM™; and provide mapping for autonomous driving. The Company’s products are or will be integrated into car models from 25 global automakers. The Company’s products are also available in the aftermarket.

Forward-Looking Statements

This press release contains certain forward-looking statements. Words such as "believes," "intends," "expects," "projects," "anticipates," and "future" or similar expressions are intended to identify forward-looking statements. These statements are only predictions based on the Company’s current expectations and projections about future events. You should not place undue reliance on these statements. Many factors may cause the Company’s actual results to

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differ materially from any forward-looking statement, including the risk factors and other matters set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including its Annual Report on Form 20-F for the year ended December 31, 2015. The Company undertakes no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise, except as may be required by law.

Non-GAAP Financial Measures

We have provided in this release financial information that has not been prepared in accordance with GAAP. We use these non-GAAP financial measures internally in analyzing our financial results and believe they are useful to investors as a supplement to GAAP measures. We believe that these non-GAAP financial measures also provide additional tools for investors to use in evaluating our ongoing operating results and trends and in comparing our financial results with those of other companies in our industry, many of which present similar non-GAAP financial measures to investors.

Non-GAAP financial measures should not be considered in isolation from, or considered as an alternative to, operating income (loss), net income (loss), earnings per share or any other measure of financial performance calculated and presented in accordance with GAAP. Our non-GAAP measure may not be comparable to similarly titled measures of other organizations because other organizations may not calculate non-GAAP measures in the same manner. You are encouraged to evaluate these adjustments and the reason we consider them appropriate. A reconciliation of our non-GAAP financial measures to their most directly comparable GAAP measures has been provided in the financial statement tables included below in this press release.

Non-GAAP net income (loss). To arrive at our non-GAAP net income (loss), we exclude share-based compensation expense from our GAAP net income (loss). We believe that this non-GAAP measure is useful to investors in evaluating our operating performance for the following reasons:

•	We believe that elimination of share-based compensation expense is appropriate because treatment of this item may vary for reasons unrelated to our overall operating performance;
•	We use this non-GAAP measure in conjunction with our GAAP financial measure for planning purposes, including the preparation of our annual operating budget, as a measure of operating performance and the effectiveness of our business strategies and in communications with our board of directors concerning our financial performance; and
•	We believe that this non-GAAP measure provides better comparability with our past financial performance, facilitates better period-to-period comparisons of operating results and may facilitate comparisons with similar companies, many of which may also use similar non-GAAP financial measures to supplement their GAAP reporting.

Free cash flow. We define free cash flow as net cash provided by operating activities minus capital expenditures. Free cash flow is important to reflect the cash that can allow us to pursue business strategies and opportunities and fulfill our goals. A limitation of using free cash flow versus the GAAP measure of net cash provided by operating activities as a means of evaluating our company is that free cash flow does not represent the total increase or decrease in the cash balance from operations for the period because it excludes cash used for capital expenditures during the period. Management compensates for this limitation by providing information about our capital expenditures on the face of the cash flow statement.

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From time to time, we may also provide guidance regarding projected Non-GAAP Net Income (Loss) on an aggregate and per share basis. We cannot provide a reconciliation of our projected non-GAAP Net Income (Loss) to projected GAAP Net Income (Loss) for any future period due to the fluctuations of our stock price and the limited availability of historical stock price information due to our recent IPO, which impact share-based compensation. Therefore, the information necessary for a quantitative reconciliation is not available to us without unreasonable efforts.

Company Contact:

Dan Galves

CCO / SVP

dan.galves@mobileye.com

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)

(in thousands, except per share data)

	For the three months ended
	March 31,
	2016	2015
Revenue	$75,207	$45,581
Cost of revenue	18,548	12,035

Gross profit	56,659	33,546

Operating costs and expenses

Research and development, net	14,979	9,727
Sales and marketing	3,731	3,496
General and administrative	14,254	7,657

Total operating expenses	32,964	20,880

Operating profit	23,695	12,666

Interest income	1,171	175
Financial income (loss), net	161	(594)

Profit before taxes on income	25,027	12,247

Taxes on income	(3,110)	(2,109)

Net income for the period	$21,917	$10,138

Basic and diluted income per share:
Basic	$0.10	0.05
Diluted	$0.09	$0.04

Weighted average number of Ordinary shares (in thousands)
Basic	218,962	215,182
Diluted	236,938	236,969

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MOBILEYE N.V.

RECONCILIATION OF GAAP TO NON-GAAP NET INCOME (UNAUDITED)

(in thousands, except per share data)

	For the three months ended
	March 31,
	2016	2015

GAAP net income as reported	$21,917	10,138

Non-GAAP adjustment

Expenses recorded for Stock based compensation

Cost of revenues	7	5
Research and development	2,341	1,835
Sales and marketing	54	423
General and administrative	10,703	5,811
Total adjustment	13,105	8,074

Non-GAAP net income	35,022	18,212

Non-GAAP net income per share
Basic	$0.16	$0.08
Diluted	$0.15	$0.08

Weighted average number of shares (in thousands)
Basic	218,962	215,182
Diluted	236,938	236,969

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MOBILEYE N.V.

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

(in thousands)

	March 31,	December 31,
	2016	2015
Assets
Current assets
Cash and cash equivalents	$184,029	$152,692
Marketable securities	72,797	59,394
Trade account receivables, net	33,212	23,706
Inventories	40,378	42,676
Other current assets	12,437	14,817
Total current assets	342,853	293,285

Long-term assets
Marketable securities	250,303	260,982
Property and equipment, net	16,110	11,031
Severance pay fund	10,816	9,863
Other assets	2,710	2,453
Total long-term assets	279,939	284,329

Total assets	$622,792	$577,614
Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued expenses	$28,739	$24,593
Employee related accrued expenses	6,348	5,341
Other current liabilities	13,037	13,322
Total current liabilities	48,124	43,256

Long-term liabilities
Accrued severance pay	13,282	12,020
Long-term tax liabilities	7,099	6,864
Total long-term liabilities	20,381	18,884

Total liabilities	68,505	62,140

Shareholders’ equity

Share capital	2,562	2,558
Additional paid-in capital	592,105	577,212
Accumulated other comprehensive income (loss)	224	(1,775)
Accumulated deficit	(40,604)	(62,521)
Total shareholders’ equity	554,287	515,474

Total liabilities and shareholders’ equity	$622,792	$577,614

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MOBILEYE N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

(in thousands)

	For the three months ended
	March 31,
	2016	2015
Cash flows from operating activities
Net income for the period	$21,917	$10,138
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	870	787
Exchange rate differences	(571)	664
Accrued severance pay	1,262	320
Loss (gain) from marketable securities	(35)	33
Share-based compensation	13,105	8,074
Changes in asset and liabilities:
Trade accounts receivables, net	(9,506)	(7,491)
Other current assets	2,174	1,836
Inventories	2,298	(3,245)
Other long-term assets	(257)	(47)
Account payables and accrued expenses	247	4,816
Employee-related accrued expenses	1,007	1,608
Other current-liabilities	(285)	4,081
Long-term liabilities	235	(110)
Net cash provided by operating activities	32,461	21,464

Cash flows from investing activities
Proceeds from maturities / sales of marketable securities	23,423	3,232
Purchase of marketable securities	(24,113)	(109,742)
Severance pay fund	(571)	(361)
Purchase of property and equipment	(2,050)	(2,712)
Net cash used in investing activities	(3,311)	(109,583)

Cash flows from financing activities
Cash received in respect of withholding taxes related to exercise of options	-	28,000
Exercise of options	1,998	5,003
Net cash provided by financing activities	1,998	33,003

Increase (decrease) in cash and cash equivalents	31,148	(55,116)

Balance of cash and cash equivalents at the beginning of the period	152,692	339,881

Exchange rate differences on cash and cash equivalents	189	(434)

Balance of cash and cash equivalents at the end of the period	$184,029	$284,331

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MOBILEYE N.V.

RECONCILIATION OF GAAP NET CASH FROM OPERATING ACTIVITIES TO FREE CASH FLOWS (UNAUDITED)

(in thousands)

	For the three months ended
	March 31,
	2016	2015

GAAP net cash from operating activities as reported	$32,461	$21,464

Capital Expenditures	(2,050)	(2,712)
Free Cash Flow	30,411	18,752

MOBILEYE N.V.

SUPPLEMENTAL INFORMATION (UNAUDITED)

(in thousands)

	For the three months ended
	March 31,
	2016	2015

OEM Revenue	$61,440	$36,565
Aftermarket Revenue	13,767	9,016
Total Revenue	$75,207	$45,581

Number of EyeQ units (in thousand)	1,322	817
EyeQ average selling price per unit	$44.2	$43.7

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